EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share (“EPS”) for the three and six months ended June 30, 2007 and 2008 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128 “Earnings per Share”. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2007 and 2008, in thousands except for earnings per share:

	Three months		Six months
	ended June 30,		ended June 30,
	2007	2008	2007	2008
Net income from continuing operations	$1,903	$43	$4,828	$3,298
Income (loss) from discontinued operations	52	(1,426)	548	(1,391)

Net income (loss)	1,955	(1,383)	5,376	1,907
Preferred stock dividend	—	3	—	3

Net income (loss) available to common stockholders	$1,955	$(1,386)	$5,376	$1,904

Weighted average number of common shares outstanding for basic EPS computation	18,963	19,436	18,864	19,390
Effect of dilutive securities:
Stock options	479	408	500	417

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	19,442	19,844	19,364	19,807

Basic earnings per common share:
Continuing operations	$0.10	$—	$0.26	$0.17
Discontinued operations	—	(0.07)	0.03	(0.07)

Net income	$0.10	$(0.07)	$0.29	$0.10

Diluted earnings per common share:
Continuing operations	$0.10	$—	$0.25	$0.17
Discontinued operations	—	(0.07)	0.03	(0.07)

Net income	$0.10	$(0.07)	$0.28	$0.10

     Options to purchase 36,000 shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2007, because the effect would be antidilutive.
     Options to purchase 21,000 and 46,000 shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2008, because the options contained exercise prices that exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.